                   SUBJECT TO COMPLETION, DATED JUNE 21, 2002

P R O S P E C T U S  S U P P L E M E N T
(TO PROSPECTUS DATED MARCH 30, 2001)

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               [YUM! BRANDS LOGO]

                                  $350,000,000

                               YUM! BRANDS, INC.

                               % SENIOR NOTES DUE 2012
                                   ---------

    The notes will bear interest at the rate of     % per year. Interest on the
notes is payable on             and             of each year, beginning on
            ,     . The notes will mature on             , 2012. We may redeem
all or any portion of the notes at any time at the redemption price described under the caption "Description of Notes--Optional Redemption."

    The notes will be our senior obligations and will rank equally with all of our other senior unsecured indebtedness.

                                 --------------

    INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

                                 -------------

    Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                              PER NOTE        TOTAL
                                                              --------       --------
Public Offering Price                                                 %      $
Underwriting Discount                                                 %      $
Proceeds to YUM! Brands, Inc. (before expenses)                       %      $

    Interest on the notes will accrue from             , 2002 to the date of
delivery.

                                 --------------

    The underwriters expect to deliver the notes on or about             , 2002.

                            JOINT BOOK-RUNNING MANAGERS
SALOMON SMITH BARNEY                                                    JPMORGAN
                                   ---------

CREDIT LYONNAIS SECURITIES
         HSBC
                  SUNTRUST ROBINSON HUMPHREY
                           BANC ONE CAPITAL MARKETS, INC.
                                    A.G. EDWARDS & SONS, INC.

            , 2002

                               INSIDE FRONT COVER

                    A & W                                           KFC
              All American Food                                   [LOGO]
                   [LOGO]
                                     Long John Silver's
                                           [LOGO]
                  Pizza Hut                                      Taco Bell
                   [LOGO]                                         [LOGO]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS APPLICABLE.

                                 --------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Prospectus Supplement Summary...............................     S-1
Risk Factors................................................     S-8
Use of Proceeds.............................................     S-9
Capitalization..............................................    S-10
Certain Selected Financial and Other Data...................    S-11
Description of Notes........................................    S-13
Underwriting................................................    S-16
Legal Matters...............................................    S-18
Independent Auditors........................................    S-18

                              PROSPECTUS

Available Information.......................................       2
Incorporation of Certain Documents by Reference.............       2
Risk Factors................................................       4
Use of Proceeds.............................................       6
Ratio of Earnings to Fixed Charges..........................       6
Description of the Debt Securities..........................       7
Plan of Distribution........................................      23
Legal Matters...............................................      24
Experts.....................................................      24

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS CERTAIN INFORMATION FROM THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE. AS A RESULT, IT IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE NOTES BEING OFFERED HEREBY. WE ENCOURAGE YOU TO READ THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THEIR ENTIRETY. UNLESS THE CONTEXT REQUIRES OTHERWISE, THE TERMS "COMPANY," "YUM! BRANDS," "WE," "US," AND "OUR" REFER TO YUM! BRANDS, INC. TOGETHER WITH ITS SUBSIDIARIES. ON MAY 16, 2002, FOLLOWING RECEIPT OF SHAREHOLDER APPROVAL, THE COMPANY CHANGED ITS NAME FROM TRICON GLOBAL RESTAURANTS, INC. TO YUM! BRANDS, INC.

                               YUM! BRANDS, INC.

GENERAL

    YUM! Brands, Inc. is the world's largest quick service restaurant ("QSR") company based on number of system units, with more than 32,500 units in over 100 countries and territories. Our organization is made up of six operating companies organized around our three original core concepts, KFC, Pizza Hut and Taco Bell, and two concepts, Long John Silver's ("LJS") and A&W All-American Food Restaurants ("A&W"), which we added when we acquired Yorkshire Global Restaurants, Inc. ("YGR") on May 7, 2002. Our operating companies are KFC, Pizza Hut, Taco Bell, LJS, A&W and YUM! Restaurants International. We develop, operate, franchise and license a worldwide system of restaurants which prepare, package and sell a proprietary menu of competitively priced food items. These restaurants are operated by us or, under the terms of franchise or license agreements, by franchisees or licensees who are independent third parties, or by international affiliates in which we own a non-controlling equity interest. For the twelve months ended March 23, 2002, our system sales, revenue and earnings before interest, taxes, depreciation and amortization, or EBITDA, were $22,592 million, $7,061 million and $1,312 million, respectively.

    We refer to KFC, Pizza Hut and Taco Bell as the "Original Concepts" and to the Original Concepts together with LJS and A&W as the "Concepts" in this prospectus supplement.

OUR CONCEPTS

KFC

    - As of year-end 2001, KFC was the leader in the U.S. chicken QSR segment among companies featuring chicken as their primary product offering, with a 46 percent market share in that segment, which is over four times that of its closest national competitor.

    - KFC operates in 85 countries and territories throughout the world. As of year-end 2001, KFC had 5,399 units in the U.S. and 6,416 units in 84 countries and territories outside the U.S. We operate approximately
      24 percent of the U.S. units and 21 percent of the non-U.S. units.

    - While product offerings vary throughout the worldwide system, all KFC restaurants offer fried chicken-on-the-bone products, primarily marketed under the names Original Recipe and Extra Tasty Crispy. Other principal entree items include chicken sandwiches (including the Twister), Colonel's Crispy Strips, and, seasonally, Chunky Chicken Pot Pies. KFC restaurants also offer a variety of side items, such as biscuits, mashed potatoes and gravy, coleslaw, corn, Potato Wedges (in the U.S.) and french fries (outside of the U.S.), as well as desserts. Restaurant decor is characterized by the image of the Colonel, and KFC's distinctive packaging includes the "Bucket" of chicken.

PIZZA HUT

    - As of year-end 2001, Pizza Hut was the leader in the U.S. pizza QSR segment, with a 15 percent market share in that segment.

    - Pizza Hut operates in 87 countries and territories throughout the world. As of year-end 2001, Pizza Hut had 7,719 units in the U.S. and 4,272 units outside of the U.S. We operate approximately 23 percent of the U.S. units and 18 percent of the non-U.S. units.

    - Pizza Hut features a variety of pizzas, which may include Twisted Crust, The Big New Yorker, Pan Pizza, Thin 'n Crispy, Stuffed Crust, Hand Tossed, Sicilian and The Insider. Each of these pizzas is offered with a variety of different toppings. In some restaurants, Pizza Hut also offers breadsticks, pasta, salads and sandwiches. The distinctive Pizza Hut image typically features a bright red roof.

TACO BELL

    - As of year-end 2001, Taco Bell was the leader in the U.S. Mexican QSR segment, with a 64 percent market share in that segment.

    - Taco Bell operates in 14 countries and territories throughout the world. As of year-end 2001, there were 6,444 Taco Bell units within the U.S. and 239 units outside of the U.S. We operate approximately 20 percent of the U.S. units and 16 percent of the non-U.S. units.

    - Taco Bell specializes in Mexican-style food products, including various types of tacos, burritos, Gorditas, Chalupas, Grilled Stuft Burritos, quesadillas, salads, nachos and other related items. Taco Bell units feature a distinctive bell logo on their signage.

LJS

    - As of June 18, 2002, LJS was the leader in the U.S. seafood QSR segment, with approximately a 50 percent market share in that segment.

    - LJS operates in four countries and territories throughout the world. As of June 18, 2002, LJS had more than 1,200 units in the U.S., and more than 20 units outside of the U.S. We operate approximately 65 percent of the U.S. units. All non-U.S. units are operated by franchisees.

    - LJS features a variety of seafood items, including fish, shrimp, platters and sandwiches. LJS units typically feature a distinctive seaside/nautical theme.

A&W

    - A&W operates in 17 countries and territories throughout the world. As of June 18, 2002, A&W had more than 650 units in the U.S. and nearly
      200 units outside of the U.S. We operate approximately 15 percent of the U.S. units. All non-U.S. units are operated by franchisees.

    - A&W serves frosty mug root beer and a signature root beer float, as well as all-American pure-beef hamburgers and hot dogs.

YUM! RESTAURANTS INTERNATIONAL

    The international operations of KFC, Pizza Hut and Taco Bell are consolidated into a separate operating company, YUM! Restaurants International ("YRI"), which has directed its focus toward franchise system growth and concentrates on our development in those markets in which we believe sufficient scale is achievable. We intend to include the international operations of LJS and A&W in YRI. YRI has developed global systems and tools designed to improve marketing, operations consistency, product delivery, market planning and development and franchise support capability.

    As of year-end 2001, YRI had 10,927 units. We operate approximately 20 percent of these units. In 2001, YRI accounted for 35 percent of the Company's total system sales and 31 percent of the Company's revenues.

COMPETITIVE STRENGTHS

    WORLDWIDE CAPABILITY. We believe that our worldwide network of Company and franchise operations, our significant purchasing and distribution network and our strong cash flow provide a strong foundation from which to expand in existing markets, enter new markets and launch new products by leveraging our capabilities in marketing, advertising, purchasing and research and development to increase sales and profitability both in the U.S. and internationally.

    DIVERSIFIED PORTFOLIO OF LEADING BRANDS. KFC, Pizza Hut, Taco Bell and LJS are the leaders in their respective QSR segments with brands that are among the most recognized restaurant names in the U.S. The diversity of these leading Concepts facilitates stable overall performance for us in terms of overall sales and profitability. In 2001, our total reported U.S. system sales were distributed as follows: KFC, 32%; Pizza Hut, 34%; Taco Bell, 34%. We are able to leverage the strength of these individual brands through multi-branding, or combining two Concepts in one restaurant location. Multi-branding is beneficial to us because it improves asset utilization, promotes staffing efficiency and increases choices for customers.

    GLOBAL SCALE AND CAPABILITIES. YUM! Brands is the largest franchiser and operator of QSRs with over 32,500 restaurants and locations (including LJS and A&W) in over 100 countries and territories. We believe that, as of year-end 2001, our total of almost 11,000 international system units was second only to McDonald's Corporation. We have global scale capabilities in marketing, advertising, purchasing and research and development. In many countries and regions, we have the scale to use extensive television advertising, an important factor in increasing brand awareness. Our scale enables us to negotiate superior marketing promotions when compared to many of our competitors. Our global scale also facilitates the sharing of "best practices" and experiences throughout different regions and across different concepts. Additionally, we believe that our worldwide network of Company and franchise operations provides a strong foundation from which to expand in existing markets, enter new markets and launch new products and marketing campaigns.

    PURCHASING/DISTRIBUTION. We are a substantial purchaser of a number of food products, and we believe our scale purchasing capabilities provide us with competitive advantages such as our ability to ensure a consistent supply of high quality food, ingredients and other supplies at attractive prices to all of our Concepts. For example, we believe that Pizza Hut is the largest purchaser of mozzarella cheese in the world and that we are among the nation's largest purchasers of chicken. We consolidate and leverage our purchasing power in the U.S. for KFC, Pizza Hut and Taco Bell through the Unified FoodService Purchasing Co-op, LLC ("Unified Co-op") which was formed in 1999. The core mission of the Unified Co-op is to provide the lowest possible sustainable store-delivered prices for restaurant products and equipment. This arrangement combines the purchasing power of the Company and franchisee restaurants in the U.S., which we believe will further leverage the system's scale to drive cost savings and effectiveness in the purchasing function. We expect purchasing activities for LJS and A&W to be combined into the Unified Co-op in the near term. In 2001, purchasing volume for the Unified Co-op was approximately $3.8 billion, making it the largest purchasing cooperative of its kind in the QSR industry. We also believe that the Unified Co-op has resulted, and should continue to result, in an even closer alignment of interests and a stronger relationship with our franchisee community.

    STRONG CASH FLOW. We generate significant cash flow from both our operating activities and our franchise relationships. For the year ended December 29, 2001, we generated operating profit of approximately $890 million before unusual items, and cash flow from operations and refranchising activities of more than $900 million. Additionally, our global refranchising program has enabled permanent reductions in general and administrative expenses and has increased the percentage of cash flow from franchise fees, further strengthening ongoing cash flow. Our cash flow has funded existing operations while facilitating debt reduction of $2.4 billion since our spin-off from PepsiCo, Inc. in 1997. This cash flow has also allowed us to fund investments in existing and new restaurant units, including our recent acquisition of YGR, product innovation and quality, improved operating platforms leading to improved service, information technology systems, store-level human resources and creative marketing programs.

    MANAGEMENT. We have built an experienced management team. Members of this team with direct operating and restaurant development responsibilities have extensive restaurant industry experience. Chairman & CEO David Novak is former President of both KFC and Pizza Hut and has been credited with turning KFC around during the early 1990's. Andrall Pearson, our Founding Chairman and current member of the Board of Directors, was President of PepsiCo, Inc. during the period in which PepsiCo, Inc. acquired Taco Bell and Pizza Hut.

STRATEGY

    AGGRESSIVE FOCUS ON SAME-STORE SALES GROWTH AND MARGIN EXPANSION. We are aggressively focused on achieving sustainable, positive same-store-sales growth and driving margin improvements across our Concepts. Significant opportunities exist at each of the Concepts through continual focus on food quality, service and cleanliness, with the ultimate goal of delivering a consistent experience for each customer that exceeds expectations. We emphasize communications among each of our Concepts to ensure the sharing of "best practices" throughout the system.

    CONTINUED GEOGRAPHIC DIVERSIFICATION. During the past three years, our international operations have exhibited high growth and profitability as well as strong cash flow. With almost 11,000 system restaurants located in over 100 countries and territories outside of the U.S., we believe there is substantial opportunity for increased penetration in international markets. Our approach in many international markets has been to develop strong relationships with local franchisees and alliances with local partners to successfully enter new markets with minimal capital required. Additionally, we have a number of joint ventures in various countries such as the U.K., Japan and Canada. Approximately 70% of the system's 1,041 international restaurant openings in 2001 were franchise and joint venture units. In particular, we are focused on expanding our presence in China, Korea, Mexico and Continental Europe, where we believe population growth remains strong, our Concepts are well known and our Concepts remain underpenetrated. As an indication of our brand strength overseas, in a recent survey conducted throughout China, KFC was one of the most widely recognized brands of any kind.

    MULTI-BRANDING. Since before our spin-off from PepsiCo, Inc., we have been actively pursuing the strategy of multi-branding, where two or more of our Concepts are operated in a single restaurant unit. By combining two or more of our Concepts in one location, particularly those that have complementary daypart strengths, we believe we can generate higher sales volumes from such units, significantly improve returns on per unit investment and enhance our ability to penetrate a greater number of trade areas throughout the U.S. Through the consolidation of U.S. market planning initiatives across KFC, Pizza Hut and Taco Bell, we have established multi-year development plans by trade area to optimize franchise and company penetration of our Original Concepts, and to improve returns on our existing asset base. We are beginning a similar process for LJS and A&W. The development of these multi-branded units may be limited, in some instances, by prior development and/or territory rights granted to franchisees.

    At year-end 2001, we had 1,520 multibranded units in the worldwide system. These units were comprised of 1,394 units offering food products from two of the Original Concepts, 45 units offering food products from each of the Original Concepts and 81 units primarily offering food products from one of the Original Concepts and a restaurant Concept owned by YGR.

    The acquisition of YGR is another example of our multi-branding strategy to gain market share in a mature and increasingly competitive industry. We entered into a license agreement with YGR in 1999 to pilot-test multi-branding A&W with our Original Concepts. The results of those initial trials were positive and, as of March 23, 2002, we and our franchisees operated 81 KFC/A&W, six KFC/LJS and three Taco Bell/LJS multi-branded units.

    CONTINUED GROWTH OF FRANCHISE FEES. Franchising fees have been an increasingly important source of cash flow during the past three years, and we plan to continue increasing the number of our franchise units. Franchise fees, which have a relatively high margin, have a stabilizing effect on earnings since they are based on sales rather than restaurant margin. Similarly, increased franchising has allowed us to focus more of our capital on growing the business in other areas and developing our global brands. Over the past three years, franchise and license fees have increased at over a 9% compounded annual rate and represented over $800 million in 2001.

FRANCHISE OPERATIONS

    Our franchise program is designed to assure consistency and quality, and we are selective in granting franchises. Under the standard franchise agreement, franchisees supply capital--initially by paying a franchise fee, purchasing or leasing the land and building and purchasing equipment, signs, seating, inventories and supplies, and over the longer term, by reinvesting in the business. Franchisees then contribute to our revenues through the payment of royalties based on a percentage of sales.

    We believe that it is important to maintain strong and open relationships with our franchisees and their representatives. To this end, we invest a significant amount of time working with the franchisee community and their representative organizations on all aspects of the business, ranging from new products to new equipment to new management techniques.

    Since 1995, we have been rebalancing our system toward more franchisee ownership to focus our resources on what we believe are high growth potential markets where we can more efficiently leverage our scale. Since the strategy began, we have refranchised 6,128 units through year-end 2001: 233 units in 2001, 757 units in 2000, 1,435 units in 1999, 1,373 units in 1998, 1,407 units in 1997, 659 units in 1996 and 264 units in 1995. As a result of our refranchising activity, coupled with new points of distribution added by franchisees and licensees and the program to update the asset portfolio by closing underperforming stores, our overall ownership of total system units declined 26 percentage points in seven years from 47 percent at year-end 1994 to 21 percent at year-end 2001. The refranchising program was substantially completed in 2001. In the future, we may sell additional stores to, or purchase stores from, franchise or license operators, as we deem appropriate.

                              RECENT DEVELOPMENTS

ACQUISITION OF LONG JOHN SILVER'S AND A&W ALL AMERICAN FOOD RESTAURANTS

    On May 7, 2002, we completed the acquisition of YGR, the parent company and operator of LJS and A&W. The total purchase price of $320 million included
$50 million of assumed indebtedness. YGR has over 2,000 restaurants, including 121 multibranded LJS/A&W restaurants.

NAME CHANGE

    On May 16, 2002, following receipt of shareholder approval, we changed our name from TRICON Global Restaurants, Inc. to YUM! Brands, Inc.

COMMITMENT FOR NEW REVOLVING CREDIT FACILITY

    We have received commitment letters for a $1.25 billion three-year senior unsecured revolving credit facility, which we refer to as our "new credit facility," which would replace our existing senior unsecured revolving credit facility and our existing senior unsecured term loan facility, which we refer to collectively as our "existing credit facilities." The commitments are subject to certain conditions, including completion of documentation satisfactory to the lenders.

    The new credit facility will mature on or about June 25, 2005. We intend to use the initial borrowings under the new credit facility to repay the indebtedness under our existing credit facilities. The interest rate for the new credit facility will have an initial drawn cost of 1.50% over LIBOR, and range from 1.00% to 2.00% over LIBOR, or 0.00% to 0.65% over the Alternate Base Rate, as will be described in the credit agreement, with the exact rate to depend upon our performance under specified financial criteria.

    The new credit facility will be unconditionally guaranteed by our principal domestic subsidiaries and borrowings under the new credit facility will be unsecured. The definitive documentation for the new credit facility will contain other terms and provisions (including representations, warranties, covenants, conditions and events of default) similar to those set forth in our existing credit facilities.

    We expect the closing of the new credit facility to occur on or before June 25, 2002. However, we cannot assure you that the definitive documentation will be negotiated to the satisfaction of the Company and the other parties, or that the closing will occur, by such date or at any other time. In addition, the terms and conditions of any definitive agreements may vary from terms and conditions described above. Assuming that, as expected, the new credit facility closes by the date of settlement of this offering, we will use all the net proceeds from this offering to repay indebtedness under the new credit facility. If the new credit facility does not close prior to the settlement of this offering, we will use all of the net proceeds from this offering to repay indebtedness under our existing credit facilities.

                                  THE OFFERING

    THE FOLLOWING SUMMARY DESCRIBES THE       % SENIOR NOTES DUE 2012 THAT WE
ARE OFFERING TO YOU IN GENERAL TERMS ONLY. YOU SHOULD READ THIS SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION THAT IS CONTAINED IN, AND INCORPORATED BY REFERENCE INTO, THE REST OF THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS.

Issuer.......................................  YUM! Brands, Inc.
Notes Offered................................  $350,000,000 aggregate principal amount of   % Senior
                                               Notes due          , 2012.
Issue Price..................................  %
Interest.....................................  The notes will accrue interest from the date of their issuance at the rate set forth above.
                                               Interest on the notes is payable on            and
                                                           of each year, beginning on       ,  .
Ranking......................................  The notes will:
                                               - be our senior obligations; and
                                               - rank equally with all our other senior unsecured
                                                 indebtedness.
                                               The notes are obligations exclusively of YUM! Brands,
                                               and because our operations are conducted almost
                                               entirely through subsidiaries, the notes are
                                               effectively subordinate to the claims of any of the
                                               creditors of any of our subsidiaries.
Optional Redemption..........................  We may redeem all or any portion of the notes at our option at any time at the redemption price described
                                               in "Description of Notes--Optional Redemption."
Certain Covenants............................  The Indenture under which the notes will be issued limits our ability to, among other things,
                                               - place liens on our property to secure our
                                               indebtedness; or
                                               - engage in sale and leaseback transactions.
Further Issues...............................  The notes will be initially limited to $350,000,000 in aggregate principal amount. We may create and
                                               issue additional notes ranking equally and ratably
                                               with the notes in all respects, so that such
                                               additional notes will be consolidated and form a
                                               single series with the notes and will otherwise have
                                               the same terms as the notes.
                                               There is no limit to the aggregate principal amount
                                               of debt securities that can be issued under the
                                               Indenture from time to time.
Use of Proceeds..............................  The net proceeds of this offering, after deducting underwriting discounts and expenses, are estimated to
                                               be approximately $  million. We will use the net
                                               proceeds to repay indebtedness under our new credit
                                               facility or, if our new credit facility does not
                                               close prior to the settlement of this offering, to
                                               repay indebtedness under our existing credit
                                               facilities.
Risk Factors.................................  See page S-8 of this prospectus supplement and page 4 of the accompanying prospectus for a
                                               description of risk factors that you should consider.

    Our principal executive offices are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and our telephone number is (502) 874-8300. We maintain a website at http://www.yum.com. The information on our website is not part of this prospectus supplement or of the accompanying prospectus.

                                  RISK FACTORS

    As part of your evaluation of us, you should take into account the risks we face in our business and not solely our competitive strengths and business strategies. Our substantial indebtedness imposes significant interest and principal repayment obligations and, due to the close tie between our operating results and the success of our franchisees, the failure of a material number of our franchisees could adversely affect our operating results. Our foreign operations subject us to risks that could cause our results of operations to suffer. If we face labor shortages or increased labor costs, our operating results could be adversely affected. Regulation of genetically modified food products may force us to find alternative sources of supply, and in certain circumstances we may be required to indemnify PepsiCo, Inc. for substantial tax liability. For more information about these and other risks, see "Risk Factors" beginning on page 4 of the accompanying prospectus. You should carefully consider these risk factors together with all of the other information included in the accompanying prospectus.

    This prospectus supplement and the information incorporated by reference herein contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include those identified by such words as "may," "will," "expect," "anticipate," "believe," "plan" and other similar terminology.

    Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause results to differ materially from the future results expressed or implied by such forward-looking statements. The forward-looking statements regarding such matters are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

    Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and in the accompanying prospectus. Factors that can cause actual results to differ materially include: changes in global and local business, economic and political conditions in the countries and territories where we operate; changes in currency exchange and interest rates; changes in commodity, labor and other operating costs; changes in competition in the food industry, consumer preferences, spending patterns and demographic trends; the effectiveness of our operating initiatives and advertising and promotional efforts; new-product and concept development by us and other food-industry competitors; the success of our refranchising strategy; the ongoing business viability of our franchise and license operators; our ability to secure alternative distribution to our restaurants at competitive rates and to ensure adequate supplies of restaurant products and equipment in our stores; our actuarially determined casualty loss estimates; changes in legislation and governmental regulation; and changes in accounting policies and practices.

    Forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements included in this prospectus supplement, the accompanying prospectus, in filings made with the U.S. Securities and Exchange Commission or that may be made elsewhere from time to time by, or on behalf of, us.

                                USE OF PROCEEDS

    We estimate that the net proceeds of the offering will be approximately
$      million after deduction of expenses and commissions. We intend to use the net proceeds of the offering to repay indebtedness. We have received commitments for a new $1.25 billion senior unsecured revolving credit facility, which is subject to definitive documentation and customary closing conditions. Assuming that, as expected, the new credit facility closes by the date of settlement of this offering, we will use all the net proceeds from this offering to repay indebtedness under the new credit facility. If the new credit facility does not close prior to the settlement of this offering, we will use all the proceeds from this offering to repay indebtedness under our existing credit facilities.

    The completion of this offering and the completion of the new credit facility are not contingent upon one another.

    See "Prospectus Supplement Summary--Recent Developments--Commitment for New Revolving Credit Facility" for a discussion of the new credit facility currently being negotiated.

    Amounts borrowed under the existing credit facilities bear interest at rates which are variable, based principally on LIBOR plus a variable margin factor determined in accordance with the credit agreement relating to the existing credit facilities. At March 23, 2002, the weighted average interest rate was 3.4% per annum, which includes the effects of associated interest rate swaps. Indebtedness outstanding under the existing credit facilities matures on October 2, 2002.

                                 CAPITALIZATION

    The following table sets forth our unaudited consolidated capitalization at March 23, 2002 on a historical basis and as adjusted to reflect the sale of the notes offered hereby, the replacement of our existing revolving credit and term loan facilities with a new credit facility and the application of the estimated net proceeds from this offering to repay portions of the indebtedness outstanding under our new credit facility. This table should be read in conjunction with Certain Selected Financial and Other Data included elsewhere in this prospectus supplement.

                                                                AS OF MARCH 23, 2002
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(A)
                                                              --------   --------------
(In millions)
Short-term Debt:
  Existing, Senior Unsecured Revolving Credit Facility......   $   --        $   --
  Existing, Senior Unsecured Term Loan Facility.............      422            --
  Other Short-term Debt.....................................      166           166
                                                               ------        ------
Total Short-term Debt.......................................      588           166
Long-term Debt:
  New, Senior Unsecured Revolving Credit Facility(b)........       --            77
  7.45% Senior Notes due 2005...............................      351           351
  8.5% Senior Notes due 2006................................      200           200
  7.65% Senior Notes due 2008...............................      251           251
  8.875% Senior Notes due 2011..............................      645           645
    % Senior Notes Offered Hereby...........................       --           350
  Other Long-term Debt(c)...................................       71            71
                                                               ------        ------
Total Long-term Debt........................................    1,518         1,945
                                                               ------        ------
Total Debt..................................................    2,106         2,111
Shareholders' Equity........................................      264           264
                                                               ------        ------
  Total Capitalization......................................   $2,370        $2,375
                                                               ======        ======

------------------------

(a) This table does not reflect the increase in our indebtedness of $320 million as a result of the acquisition of YGR completed on May 7, 2002.

(b) The $1.25 billion committed revolving credit facility is expected to close on June 25, 2002 and to replace the Existing Senior Unsecured Revolving Credit Facility and Existing Senior Unsecured Term Loan Facility.

(c) Excludes $29 million fair value adjustment included in Long-term Debt as a result of our accounting for interest rate swaps upon the adoption of SFAS 133.

                   CERTAIN SELECTED FINANCIAL AND OTHER DATA

    The financial and other data does not reflect the May 7, 2002 acquisition of YGR and should be read in conjunction with the Consolidated Financial Statements and the notes thereto in our Annual Report on Form 10-K for the year ended December 29, 2001 and Quarterly Report on Form 10-Q for the unaudited period ended March 23, 2002, which are incorporated herein by reference.

                                                         (UNAUDITED)
                                                       12 WEEKS ENDED                 FISCAL YEAR ENDED(A)
                                               -------------------------------   ------------------------------
(IN MILLIONS, EXCEPT RATIOS AND OTHER DATA)    MARCH 23, 2002   MARCH 24, 2001     2001       2000       1999
-------------------------------------------    --------------   --------------   --------   --------   --------
SUMMARY OF OPERATIONS
System Sales
  U.S........................................     $ 3,427          $ 3,229       $14,596    $14,514    $14,516
  International..............................       1,816            1,750         7,732      7,645      7,246
                                                  -------          -------       -------    -------    -------
  Total......................................     $ 5,243          $ 4,979       $22,328    $22,159    $21,762
                                                  =======          =======       =======    =======    =======
Revenues
  Company sales..............................     $ 1,426          $ 1,326       $ 6,138    $ 6,305    $ 7,099
  Franchise and license fees.................         188              180           815        788        723
                                                  -------          -------       -------    -------    -------
  Total......................................     $ 1,614          $ 1,506       $ 6,953    $ 7,093    $ 7,822
                                                  =======          =======       =======    =======    =======

Facility actions net (loss) gain.............     $    (9)         $    (2)      $    (1)   $   176    $   381
Unusual items income (expense)...............     $    11          $    (2)      $     3    $  (204)   $   (51)

Operating profit.............................     $   226          $   176       $   891    $   860    $ 1,240
Interest expense, net........................          34               39           158        176        202
                                                  -------          -------       -------    -------    -------
Income before income taxes...................     $   192          $   137       $   733    $   684    $ 1,038
Net income...................................     $   124          $    88       $   492    $   413    $   627

CASH FLOW DATA
Provided by operating activities.............     $   187          $   145       $   832    $   491    $   565
Capital spending.............................         113               94           636        572        470
Proceeds from refranchising of restaurants...          19               14           111        381        916

BALANCE SHEET
Total assets.................................     $ 4,402          $ 4,302       $ 4,388    $ 4,149    $ 3,961
Operating working capital deficit............        (780)            (651)         (707)      (634)      (832)
Long-term debt...............................       1,547            2,427         1,552      2,397      2,391
Total debt...................................       2,135            2,528         2,248      2,487      2,508
Total shareholders' equity (deficit).........         264             (214)          104       (322)      (560)

STATISTICAL DATA
EBITDA(b)....................................     $   312          $   255       $ 1,255    $ 1,359    $ 1,695
Ratio of earnings to fixed charges...........        4.22x            3.18x         3.74x      3.42x      4.33x
Ratio of EBITDA to interest, net.............        9.34x            6.49x         7.94x      7.72x      8.39x
Ratio of total debt to EBITDA(c).............          NM               NM          1.76x      1.83x      1.48x

                                                         (UNAUDITED)
                                                       12 WEEKS ENDED                 FISCAL YEAR ENDED(A)
                                               -------------------------------   ------------------------------
(IN MILLIONS, EXCEPT RATIOS AND OTHER DATA)    MARCH 23, 2002   MARCH 24, 2001     2001       2000       1999
-------------------------------------------    --------------   --------------   --------   --------   --------
OTHER DATA
Number of restaurants at period-end
  System.....................................      30,490           30,301        30,489     30,417     29,982
  U.S........................................      19,458           19,925        19,562     20,037     20,194
  International..............................      11,032           10,376        10,927     10,380      9,788
  Company....................................       6,456            6,261         6,435      6,123      6,981
U.S. Company same store sales growth
  U.S. Blended...............................           5%              --             1%        -2%        4%
  KFC........................................           5%               2%            3%        -3%        2%
  Pizza Hut..................................           2%               3%           --          1%        9%
  Taco Bell..................................           8%              -6%           --         -5%        --

--------------------------

(a) Fiscal years 2001 and 1999 included 52 weeks. Fiscal year 2000 included 53 weeks. The fifty-third week increased 2000 system sales by $295 million, revenues by $87 million and net income by $10 million.

(b) EBITDA represents income before interest, income taxes, depreciation (including certain amounts allocated to corporate overhead that are included in general and administrative expenses) and amortization and excludes the noncash portion of facility actions net (gain) loss of $9 million and $5 million for the first quarters of 2002 and 2001, respectively, and $17 million, $25 million and $24 million for 2001, 2000 and 1999, respectively, and unusual items (income) expense of $(1) million for the first quarter of 2002, and $(6) million, $120 million and $45 million for 2001, 2000 and 1999, respectively. Unusual items (income) expense did not include a noncash portion for the first quarter of 2001. EBITDA is not intended to represent cash flow or any other measure of performance reported in accordance with accounting principles generally accepted in the United States of America. The Company has included EBITDA since EBITDA is used by certain investors as one measure of a company's ability to service debt. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to similarly titled measures presented by other companies.

(c) In 2001, ratio excludes $34 million fair value adjustment included in Long-term Debt as a result of our accounting for interest rate swaps upon the adoption of SFAS 133.

                              DESCRIPTION OF NOTES

    We will issue the $350,000,000 aggregate principal amount of   % Senior
Notes due               , 2012 as a separate series of senior debt securities
under our Indenture, dated as of May 1, 1998 (as amended, modified or supplemented from time to time, the "Indenture"), between YUM! Brands and Bank One Trust Company, N.A., as trustee.

    The following description of certain provisions of the notes and of the Indenture is a summary and is subject to, and qualified in its entirety by reference to, the accompanying prospectus and the Indenture. Not all the defined terms used in this prospectus supplement are defined here, and you should refer to the accompanying prospectus or Indenture for the definitions of such terms. This description of the particular terms of the notes supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities and the Indenture in the accompanying prospectus under the heading "Description of the Debt Securities," to which we refer you. The notes are "Debt Securities" as that term is used in the accompanying prospectus and are also referred to in the accompanying prospectus as "Offered Debt Securities." The term "Securities," as used under this caption, refers to all Securities issuable from time to time under the Indenture and includes the notes.

GENERAL

    The notes:

    - will be our senior unsecured obligations;

    - will rank equally with all of our other senior unsecured indebtedness outstanding from time to time;

    - will be initially limited to $350,000,000 aggregate principal amount;

    - will mature on       , 2012; and

    - will bear interest at the rate per annum shown on the front cover of this prospectus supplement.

    The Indenture does not limit the aggregate principal amount of Securities which we may issue thereunder. We may, from time to time, without notice to or the consent of the holders of the notes;

    - create and issue additional notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional notes or except for the first payment of interest following the issue date of such additional notes), so that such additional notes will be consolidated and form a single series with the notes and will otherwise have the same terms as the notes; or

    - provide for the issuance of other Securities under the Indenture in addition to the $350,000,000 aggregate principal amount of the notes offered hereby.

    The notes are obligations exclusively of YUM! Brands. Our operations are conducted almost entirely through our subsidiaries. Accordingly, our cash flow and our consequent ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to us and our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to ours. As of March 23, 2002, our subsidiaries had approximately $2.3 billion of indebtedness outstanding, including accounts and taxes payable, accrued liabilities and other recorded liabilities and excluding all intercompany liabilities. The Indenture does not limit our or our subsidiaries' ability to incur additional indebtedness. In addition, certain of our subsidiaries are guarantors under our existing credit facilities and are expected to be guarantors under the new credit facility.

    Interest on the notes:

    - will be payable semiannually in arrears on       and             of each
      year, commencing on             , to the persons in whose names the notes
      are registered at the close of business on             or             , as
      the case may be, next preceding such             or             ; and

    - will be computed on the basis of a 360-day year consisting of twelve 30-day months.

    The notes are not entitled to any mandatory redemption or sinking fund payments.

OPTIONAL REDEMPTION

    The notes will be redeemable, at our option, in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice, at a redemption price equal to the greater of:

    - 100% of the principal amount of the notes to be redeemed; and

    - the sum of the present values of the Remaining Scheduled Payments on the notes to be redeemed discounted to the date of redemption, on a semiannual
      basis, at the Treasury Rate plus   basis points;

plus, in each case accrued interest thereon to the date of redemption, PROVIDED THAT installments of interest that are due and payable as of a date prior to the relevant Redemption Date will be payable to the holders of such notes, or any predecessor of such notes, of record at the close of business on the relevant Regular Record Date.

    If money sufficient to pay the redemption price of and accrued interest on all notes, or portions thereof, to be redeemed on the redemption date is deposited with the Trustee on or before the redemption date and certain other conditions are satisfied, on and after such date interest will cease to accrue on the notes, or portions thereof, called for redemption.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. "Independent Investment Banker" means one of the Reference Treasury Dealers who we appointed.

    "Comparable Treasury Price" means, with respect to any redemption date:

    - the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as set forth in the daily statistical release, or any successor release published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities"; or

    - if such release, or any successor release, is not published or does not contain such prices on such business day:

       - the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations; or

       - if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means each of Salomon Smith Barney Inc., J.P. Morgan Securities, Inc. and Banc One Capital Markets, Inc., and their respective successors and, at our option, additional Primary Treasury Dealers; PROVIDED, HOWEVER, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer.

    "Remaining Scheduled Payments" means the remaining scheduled payments of the principal of the notes to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; PROVIDED, HOWEVER, that, if such redemption date is not an interest payment date with respect to the notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

GLOBAL SECURITIES

    The notes will be represented by one or more global securities (each, a "Global Security") that will be deposited with, or on behalf of, DTC, the depositary for the notes, and registered in the name of Cede & Co., the nominee of DTC. So long as the notes are represented by a Global Security or Securities, the interest payable on the notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns, as the registered owner of the notes, by wire transfer in immediately available funds on each Interest Payment Date. If the notes are no longer represented by a Global Security or Securities, payment of interest on the notes may, at our option, be made by check mailed to the address of the person entitled thereto. A description of the DTC's procedures is set forth in the accompanying prospectus under the heading "Description of the Debt Securities; Global Debt Securities".

                                  UNDERWRITING

    Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and are acting as representatives of the underwriters named below.

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Salomon Smith Barney Inc....................................    $
J.P. Morgan Securities Inc..................................
Credit Lyonnais Securities (USA) Inc........................
HSBC Securities (USA) Inc...................................
SunTrust Robinson Humphrey..................................
Banc One Capital Markets, Inc...............................
A.G. Edwards & Sons, Inc....................................
                                                                ------------
  Total.....................................................    $350,000,000
                                                                ============

    The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to certain conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

    The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a
concession not to exceed   % of the principal amount of the notes. The
underwriters may allow, and dealers may reallow, a concession not to exceed   %
of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                   PAID BY
                                                              YUM! BRANDS, INC.
                                                              -----------------
Per note....................................................          %

    In connection with the offering, Salomon Smith Barney Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. or J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    We estimate that our total expenses for this offering will be $         .

    Mr. Andrall W. Pearson, Founding Chairman of YUM! Brands, is a director of Citigroup Inc., the parent of Salomon Smith Barney Inc. and Mr. James Dimon, a director of YUM! Brands, is Chairman of the Board and Chief Executive Officer of Bank One Corporation, parent of Bank One Capital Markets, Inc. Mr. David Novak, Chairman of the Board and Chief Executive Officer of YUM! Brands, is a director of Bank One Corporation.

    The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

    Certain of the underwriters or their affiliates may from time to time be lenders under the existing credit facilities and the new credit facility. As a lender under the existing credit facilities or new credit facility, any such underwriter or affiliate would receive their pro-rata portion of any amounts repaid under the existing credit facilities or new credit facility from the proceeds of this offering. Because of the lending relationship between YUM! Brands and affiliates of one or more of the underwriters, and the contemplated use of proceeds to repay indebtedness owed to such lenders, this offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. ("NASD"). That rule requires that the yield at which the notes are to be distributed to the public can be no lower than that recommended by a "qualified independent underwriter," as defined by the NASD. A.G. Edwards & Sons, Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of this prospectus.

    J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions
J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan
Securities Inc. will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

    Certain legal matters with respect to the notes being offered hereby will be passed upon for YUM! Brands by Matthew M. Preston, Esq., Vice President and Associate General Counsel of YUM! Brands, and by Mayer, Brown, Rowe & Maw, Chicago, Illinois, and for the underwriters by Sidley Austin Brown & Wood, Chicago, Illinois. Mr. Preston beneficially owns, and has rights to acquire under employee stock options, an aggregate of less than 1% of the outstanding common stock of YUM! Brands. Mayer, Brown, Rowe & Maw has represented the underwriters from time to time on various unrelated legal matters. Sidley Austin Brown & Wood has represented YUM! Brands from time to time on various unrelated legal matters.

                              INDEPENDENT AUDITORS

    The consolidated financial statements of YUM! Brands as of December 29, 2001 and December 30, 2000 and for each of the years in the three-year period ended December 29, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the periods ended March 23, 2002 and March 24, 2001, incorporated by reference herein, the independent auditors have reported that they applied limited procedures in accordance with professional standards for review of such information. However, their separate report included in our quarterly report on Form 10-Q for the quarter ended March 23, 2002, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of such act.

                                                                      PROSPECTUS

                        TRICON GLOBAL RESTAURANTS, INC.

                                DEBT SECURITIES

                                 -------------

    TRICON Global Restaurants, Inc., a North Carolina corporation (the "Company"), may offer and sell from time to time debt securities ("Debt Securities") in one or more series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in one or more supplement(s) to this Prospectus (a "Prospectus Supplement"). The Debt Securities will have an aggregate initial offering price of up to $2,000,000,000.

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March 30, 2001.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company is required to file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at the above Washington, D.C. address at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy statements and other information filed electronically with the Commission. The address of such Web site is http://www.sec.gov. Such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, N.Y. 10005.

    The Company has filed with the Commission in Washington, D.C. a registration statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 has been filed by the Company with the Commission and is hereby incorporated herein by reference.

    In addition to the foregoing, all documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

    ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS ANY SUCH EXHIBIT IS SPECIFICALLY INCORPORATED BY REFERENCE THEREIN). REQUESTS SHOULD BE DIRECTED TO TRICON GLOBAL RESTAURANTS, INC., 1441 GARDINER LANE, LOUISVILLE, KENTUCKY 40213, TELEPHONE NUMBER (502) 874-1000, ATTENTION: INVESTOR RELATIONS.

                            ------------------------

    The Company's principal executive offices are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and its telephone number is (502) 874-1000.

    Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars" or "U.S.$").

                            ------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

    The information set forth in this Prospectus and/or any applicable Prospectus Supplement is directed to prospective purchasers who are residents of the United States. The Company disclaims any responsibility to advise prospective purchasers as to issues regarding the purchase or ownership of or receipt of payments under any Debt Security by residents of countries other than the United States. Persons who are not residents of the United States are advised to consult their legal, tax, and financial advisors with regard to such matters.

                            ------------------------

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY.

THE COMPANY'S SUBSTANTIAL INDEBTEDNESS IMPOSES SIGNIFICANT INTEREST AND PRINCIPAL REPAYMENT OBLIGATIONS.

    The Company has substantial indebtedness which will require the Company to generate sufficient cash flow to meet its interest expense and principal repayment obligations. At December 30, 2000, the Company had long-term indebtedness outstanding of approximately $2.5 billion, of which approximately $1.7 billion was outstanding under the Company's bank credit facilities. The Company will need to refinance any balance owed under its bank credit facilities by October 2002. The Company's substantial indebtedness could also adversely effect the ability of the Company to obtain financing in the future or to undertake refinancings on terms and subject to conditions deemed acceptable by the Company.

BECAUSE THE COMPANY'S OPERATING RESULTS ARE CLOSELY TIED TO THE SUCCESS OF ITS FRANCHISEES, THE FAILURE OF ONE OR MORE OF THE FRANCHISEES COULD ADVERSELY AFFECT THE COMPANY'S OPERATING RESULTS.

    As a result of the Company's refranchising program over the last several years, the Company's operating results are increasingly dependent upon the sales volumes and viability of its franchisees. Any significant failure of the Company's franchisees to operate successfully could adversely affect its operating results. Further, there can be no assurance that the Company's franchisees will operate their units successfully.

    A number of our franchisees in the Taco Bell System are facing varying degrees of financial problems, primarily as a result of declines in store sales in the Taco Bell System. The resolution of these financial issues may result in the Company incurring additional costs, due to uncollectable accounts receivable related to franchise and license fees, contingent lease liabilities, guarantees to support third party financing arrangements and/or potential claims by franchisees. In some cases, resolution of these matters may involve the purchase of a significant number of restaurants from franchise operators. Any such actions by the Company could have a material adverse effect on the Company's results of operations, financial condition and cash flows.

    Foodservice businesses are often affected by changes in consumer tastes. The Company and its franchisees are, from time to time, the subject of complaints or litigation from guests alleging food quality, health or operational concerns. Adverse publicity resulting from these allegations could harm the reputation of the Company's and its franchisees' restaurants and adversely affect the Company's results of operations, financial condition or cash flows.

THE COMPANY'S FOREIGN OPERATIONS SUBJECT IT TO RISKS THAT COULD CAUSE ITS RESULTS OF OPERATIONS TO SUFFER.

    The Company's restaurants are operated, whether directly or by joint ventures, franchisees or licensees, in numerous foreign countries and territories. During the 2000 fiscal year, the Company's revenues from international operations were approximately $2 billion. The Company intends to expand its international operations significantly over the next several years. As a result, the Company's business and operations are subject to the risk of changes in economic, social and political conditions inherent in foreign operations, including changes in the laws and policies that govern foreign investment in countries where the Company's restaurants are operated, as well as changes in United States laws and regulations relating to foreign trade and investment. In addition, the Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates, which may favorably or adversely affect reported earnings. There can be no assurance as to the future effect of any such changes in economic, social and political conditions on the Company's results of operations, financial condition or cash flows.

IF THE COMPANY FACES LABOR SHORTAGES OR INCREASED LABOR COSTS, ITS OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

    Labor is a primary component in the cost of operating the Company's restaurants. If the Company faces labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal minimum wage or other employee benefits costs (including costs associated with health insurance coverage), its operating expenses could increase and its operating results could be adversely affected. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.

THE INTRODUCTION OF THE EURO WILL REQUIRE THE COMPANY TO INCUR COSTS TO ACCOMMODATE EURO-DENOMINATED TRANSACTIONS.

    On January 1, 1999, eleven of fifteen member countries of the European Union entered a three-year transition phase during which one common legal currency (the "euro") was introduced. As of January 1, 2001, the number of adopting countries increased to twelve and other European countries may adopt the euro in the future. The Company has restaurants in many of the countries that have adopted the euro. Beginning in January 2002, new euro-denominated bills and coins will be issued, and local currencies will be removed from circulation during a transition period of up to two months. The planned introduction of the euro presents some uncertainties and possible risks including whether the payment and operational systems of banks and other financial institutions will be ready by January 2002, and whether the computer and financial systems and business processes of the Company and its key suppliers will be sufficient to accommodate euro-denominated transactions. The Company has made and will continue to make significant capital expenditures for new point-of-sale and back-of-restaurant hardware and software in anticipation of the conversion. Any delays in the Company's ability to complete its plans, or in the ability of its key suppliers to be euro-compliant could have a material adverse impact on the Company's results of operations, financial condition or cash flows.

REGULATION OF GENETICALLY MODIFIED FOOD PRODUCTS MAY FORCE THE COMPANY TO FIND ALTERNATIVE SOURCES OF SUPPLY.

    Like many other companies in the restaurant industry, some of the Company's products may contain genetically engineered food products. Environmental groups, some scientists, and consumers, particularly in Europe, are raising questions regarding the potential adverse side effects, long-term risks and uncertainties associated with genetically modified foods. Regulatory agencies in Europe and elsewhere may impose labeling requirements on genetically modified food products. Increased regulation of and opposition to genetically engineered food products has on occasion and may in the future force the Company to use alternative sources at increased costs.

THE COMPANY MAY BE REQUIRED TO INDEMNIFY PEPSICO FOR SUBSTANTIAL TAX LIABILITY.

    In connection with the distribution by PepsiCo, Inc. ("PepsiCo") of shares of the Company to its stockholders in 1997 (the "Spin-off"), PepsiCo received a ruling from the Internal Revenue Service (the "IRS") to the effect, among other things, that the Spin-off would qualify as a tax-free reorganization under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended. Such a ruling, while generally binding upon the IRS, is subject to certain factual representations and assumptions provided by PepsiCo. The Company has agreed to certain restrictions on its future actions to provide further assurances that the Spin-off will qualify as tax-free. If the Company fails to abide by such restrictions and, as a result, the Spin-off fails to qualify as a tax-free reorganization, then the Company will be obligated to indemnify PepsiCo for any resulting tax liability, which could be substantial.

                                USE OF PROCEEDS

    Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the issuance and sale of the Debt Securities for general corporate purposes, including, without limitation, to repay portions of the indebtedness outstanding under the Company's bank credit facilities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    Set forth below are the consolidated ratios of earnings to fixed charges for the Company for the fiscal years ended 2000, 1999, 1998, 1997 and 1996.

                                                           2000       1999       1998       1997       1996
                                                         --------   --------   --------   --------   --------
Ratio of earnings to fixed charges (1)(2)(3)...........  3.42x      4.33x       2.88x     0.91x      1.15x

------------------------

(1) Included in earnings for the years 1996 and 1997 are certain allocations related to overhead costs and interest expense from PepsiCo. For purposes of these ratios, earnings are calculated by adding to (subtracting from) pretax income from continuing operations before income taxes and cumulative effect of accounting changes the following: fixed charges, excluding capitalized interest; (minority interests in consolidated subsidiaries); (equity income
    (loss) from unconsolidated affiliates); and distributed income from unconsolidated affiliates. Fixed charges consist of interest on borrowings, the allocation of PepsiCo's interest expense for years 1996-1997 and that portion of rental expense that approximates interest.

(2) Includes the impact of unusual items of $204 million ($129 million after-tax) in 2000, $51 million ($29 million after-tax) in 1999, $15 million ($3 million after-tax) in 1998, $184 million ($165 million after-tax) in 1997, and $246 million ($189 million after-tax) in 1996. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 4.16x, 4.49x, 2.92x, 1.36x and 1.73x for the fiscal years ended 2000, 1999, 1998, 1997 and 1996, respectively.

(3) For the fiscal years ended December 27, 1997, earnings were insufficient to cover fixed charges by approximately $38 million. Earnings in 1997 include a charge of $530 million ($425 million after tax) taken in the fourth quarter.

                       DESCRIPTION OF THE DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

    The Debt Securities may be issued, from time to time, in one or more series under an Indenture dated May 1, 1998 (the "Indenture") between the Company and Bank One Trust Company, N.A., as Trustee (the "Trustee"). Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Indenture. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indenture, including the definitions therein of certain terms.

GENERAL

    The Debt Securities will be senior, direct, unsecured obligations of the Company and, as such, will rank PARI PASSU in right of payment with all existing and future unsecured unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The Debt Securities will be effectively subordinated to (i) all existing and future liabilities of the Company's subsidiaries and (ii) all existing and future senior secured indebtedness of the Company.

    The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

    Under the Indenture, the Company will have the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the holders of previously issued series of Debt Securities, in an aggregate principal amount determined by the Company.

    Debt Securities may be issued or sold at a discount below their principal amount ("Discount Securities"). Even if Debt Securities are not issued at a discount below their principal amount, such Debt Securities may, for United States Federal income tax purposes, be deemed to have been issued with "original issue discount" ("OID") because of certain interest payment characteristics. Special United States Federal income tax considerations applicable to Debt Securities issued with original issue discount, including Discount Securities, will be described in more detail in any applicable Prospectus Supplement. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities that are issuable in bearer form, offered exclusively to United States Aliens or denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

    The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities are to be issuable as registered securities or bearer securities or both and whether the Offered Debt Securities may be represented initially by a Debt Security in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Debt Security and whether and the circumstances under which beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Debt Securities will be issued; (v) the date or dates on which the principal of the Offered Debt Securities is payable (the "Principal Payment Date") or the method of determination thereof; (vi) the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on such Offered Debt Securities will be payable and the place or places where such Offered Debt Securities may be presented for transfer and, if applicable, conversion or exchange and notices and demands to or upon the Company in respect of the Securities of the series may be served; (vii) the rate or rates at which the Offered Debt Securities will bear interest, or the method of calculating such rate or rates, if any, and the date or dates from which such interest, if any, will accrue; (viii) the Stated Maturities (as defined below) of installments of interest (the "Interest Payment Dates"), if any, on which any interest on the Offered Debt Securities will be payable, and the Regular Record Date for any interest payable on any Offered Debt Securities which are registered securities; (ix) the obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such Debt Securities; (x) whether such Offered Debt Securities are convertible or exchangeable into other securities and, if so, the terms and conditions upon which such conversion or exchange will be effected including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions; (xi) any terms applicable to such Offered Debt Securities issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue; (xii) if the amount of payments of principal of and interest, if any, on the Offered Debt Securities is to be determined by reference to an index, formula or other method, the manner in which such amounts are to be determined and the calculation agent, if any, with respect thereto; (xiii) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration of acceleration of the maturity thereof pursuant to an Event of Default; (xiv) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities and whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (xv) any special United States Federal income tax considerations applicable to the Offered Debt Securities;
(xvi) any other terms required for the establishment of a series of Offered Debt Securities that are bearer securities, including but not limited to, tax compliance procedures; (xvii) the person to whom any interest will be payable on any Offered Debt Security that is a registered security, if other than the person in whose name the Offered Debt Security is registered at the close of business on the Regular Record Date for the payment of such interest;
(xviii) the manner in which, or the person to whom, any interest on any Offered Debt Security that is a bearer security will be payable, if other than upon presentation and surrender of the coupons appertaining thereto, and the extent to which, or the manner in which, any interest payable on a temporary or definitive global security on an Interest Payment Date will be paid; (xix) the period or periods within which, the price or prices at which and the terms and conditions upon which, Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (xx) the denominations in which any registered securities of the series shall be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denomination or denominations in which any bearer securities of the series shall be issuable, if other than denominations of $5,000 and $100,000; (xxi) if the Offered Debt Securities may be issued or delivered (whether upon original issuance or upon exchange of a temporary Security of such series or otherwise), or any installment of principal or any interest is payable only, upon receipt of certain certificates or other documents or satisfaction of other conditions in addition to those specified in the Indenture, the form and terms of such certificates, documents or conditions; and (xxii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture. The applicable Prospectus Supplement relating to any series of Debt Securities offered hereby in respect of which this Prospectus is being delivered will also describe the rights, if any, to defer payments of interest on the Debt Securities of such series by extending the interest payment period, and the duration of such extensions. The foregoing is not intended to be an exclusive list of the terms that may be applicable to any Offered Debt Securities and shall not limit in any respect the ability of the Company to issue Debt Securities with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with the Indenture and this Prospectus. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

    The operations of the Company are conducted almost entirely through subsidiaries. Accordingly, the cash flow and the consequent ability to service debt of the Company, including the Debt Securities, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

    The Debt Securities of a series may be issued solely as registered securities, solely as bearer securities (with or without coupons attached) or as both registered securities and bearer securities. Bearer securities will not be issued to United States persons, except as otherwise permitted by United States tax laws. Debt Securities of a series may be issuable in whole or in part in the form of one or more global Debt Securities, as described below under "Global Debt Securities." Unless otherwise indicated in an applicable Prospectus Supplement, registered securities will be issuable in denominations of $1,000 and integral multiples thereof, and bearer securities will be issuable in denominations of $5,000 and $100,000. Unless otherwise indicated in an applicable Prospectus Supplement, Debt Securities will be issued in fully registered form and will be represented by a Global Debt Security.

    Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Debt Securities of any series are issuable as both registered securities and as bearer securities, at the option of the holder, subject to the terms of the Indenture, bearer securities (accompanied by all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any bearer security surrendered in exchange for a registered security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Bearer securities may not be issued in exchange for registered securities.

    Debt Securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable Prospectus Supplement, registered securities may be presented for registration of transfer, at the office or agency of the Company designated as registrar or co-registrar with respect to any series of Debt Securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the Indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by the Company upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company intends to initially appoint the Trustee as registrar and the name of any different or additional registrar designated by the Company with respect to the Offered Debt Securities will be included in the Prospectus Supplement relating thereto. If a Prospectus Supplement refers to any transfer agent (in addition to the registrar) designated by the Company with respect to any series of Debt

Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (in addition to the registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

    Unless otherwise indicated in an applicable Prospectus Supplement, the Indenture does not include covenants limiting the amount of indebtedness that may be incurred or otherwise restricting the Company's ability to enter into a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Debt Securities, if such transaction is a permissible consolidation, merger or similar transaction. In addition, unless otherwise specified in an applicable Prospectus Supplement, the Indenture does not afford the holders of the Debt Securities the right to require the Company to repurchase or redeem the Debt Securities in the event of a highly leveraged transaction. See "Mergers and Sale of Assets."

    In the event of any partial redemption of Debt Securities of any series, the Company will not be required to (i) issue, register the transfer of or exchange Debt Securities of that series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption, and (b) if Debt Securities of the series are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and of like tenor and principal amount that is immediately surrendered for redemption.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on registered securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time, except that at the option of the Company payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on registered securities will be made to the person in whose name such registered security is registered at the close of business on the Regular Record Date for such interest. Unless otherwise indicated in an applicable Prospectus Supplement, (a) the Regular Record Date with respect to a payment of principal (other than a payment of principal payable on a Maturity Date (as defined below)) will be the fifteenth day prior to the applicable Principal Payment Date; (b) the Record Date with respect to a payment of interest (other than a payment of interest payable on the date on which the entire principal amount outstanding under a Debt Security becomes due and payable, whether scheduled, by acceleration, call for redemption or otherwise (a "Maturity Date")) will be the fifteenth day prior to the applicable Interest Payment Date; (c) the initial interest payment on a Debt Security will be made on the first Interest Payment Date occurring at least 15 calendar days after the date of issue to the holder of record as of the applicable Regular Record Date; and (d) any payment of principal, premium, and/or interest payable on a Maturity Date will be payable to the holder in whose name the Debt Security is registered as of such date.

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on bearer securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as the Company may designate from time to time, or by check or by wire transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, any payment of interest on any bearer securities will be made only against surrender of the coupon relating to such interest installment.

    Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee will be designated as the Company's sole paying agent for payments with respect to Debt Securities which are issuable solely as registered securities and as the Company's paying agent in the Borough of Manhattan, the City of New York, for payments with respect to Debt Securities (subject to any limitations described in any applicable Prospectus Supplement) which are issuable as bearer securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by the Company for the Offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (i) a paying agent in the Borough of Manhattan, the City of New York for payments with respect to any registered securities of the series (and for payments with respect to bearer securities of the series in the circumstances described in the Indenture, but not otherwise), and (ii) a paying agent in a Place of Payment located outside the United States where Debt Securities of such series and any related coupons may be presented and surrendered for payment.

    All monies paid by the Company to a paying agent for the payment of principal of or interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

CALCULATIONS AND CALCULATION AGENT

    Any calculations to be made with respect to a given Debt Security will be made by the calculation agent, which may be either the Company or its appointed agent, as identified in the applicable Prospectus Supplement (the Company or any agent so identified in the applicable Prospectus Supplement, the "Calculation Agent"). All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and in the absence of manifest error will be conclusive for all purposes and binding on the holders of the subject Debt Securities.

    All currency amounts resulting from calculations with respect to any Debt Security will be rounded, if necessary, to the nearest cent, with one-half of a cent being rounded upward. All percentages resulting from any calculation with respect to any Debt Security will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (.0000001), with five one-millionths of a percentage point rounded upward--e.g., .09876545 (or 9.876545%) being rounded to .0987655 (or 9.87655%).

FIXED RATE DEBT SECURITIES

    Each Debt Security that bears interest at a fixed rate established by the Company at the date of issue (a "Fixed Rate Debt Security") will bear interest at the rate stated on the face thereof and/or in the applicable Prospectus Supplement until the principal thereof is paid or duly made available for payment. Unless otherwise specified in the applicable Prospectus Supplement, such interest will be computed on the basis of a 360-day year of twelve 30-day months.

    Interest payments on each Fixed Rate Debt Security will include interest accrued from (and including) the issue date or such other date set forth in the applicable Prospectus Supplement (the "Interest Accrual Date") or the last date in respect of which interest has been paid, as the case may be, to (but excluding) the next succeeding Interest Payment Date or the Maturity Date, as the case may be. The interest rates that the Company will agree to pay on newly-issued Fixed Rate Debt Securities are subject to change without notice from time to time, but no such change will affect any Fixed Rate Debt Security previously issued.

    If any Interest Payment Date or Principal Payment Date (including the Maturity Date) for any Fixed Rate Debt Security would fall on a day that is not a Business Day, the payment of interest and/or principal (and premium, if any) that would otherwise be payable on such date will be postponed to the next succeeding Business Day, and no additional interest on such payment will accrue as a result of such postponement.

FLOATING RATE DEBT SECURITIES

    Each Debt Security that bears interest at a floating rate (a "Floating Rate Debt Security") will bear interest until the principal thereof is paid or duly made available for payment at a rate to be determined by reference to the base rate specified in the applicable Prospectus Supplement (the "Base Rate"), plus or minus the "Spread", if any, and/or (i) multiplied by the "Spread Multiplier", if any, or (ii) divided by the "Spread Divisor", if any. The "Spread" is the number of basis points (each basis point being equal to one one-hundredth of a percentage point) to be added to or subtracted from the Base Rate. The "Spread Multiplier", if any, and the "Spread Divisor", if any, are the amounts by which the Base Rate, or the Base Rate as adjusted by the Spread, will be multiplied or divided. The Spread, if any, the Spread Multiplier, if any, the Spread Divisor, if any, and the period of maturity of the instrument or obligation with respect to which the Base Rate is calculated (the "Index Maturity") will be specified in the applicable Prospectus Supplement.

    If specified in the applicable Prospectus Supplement, a Floating Rate Debt Security may also have either or both of the following: (i) a maximum limitation, or ceiling, on the rate of interest that may accrue during any interest period (a "Maximum Interest Rate"), and (ii) a minimum limitation, or floor, on the rate of interest that may accrue during any interest period (a "Minimum Interest Rate"). In addition to any Maximum Interest Rate that may be applicable to a Floating Rate Debt Security, the interest rate on a Floating Rate Debt Security will be limited to the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

    The rate of interest on each Floating Rate Debt Security will be reset daily, weekly, monthly, quarterly, semiannually, annually, or otherwise, as specified in the applicable Prospectus Supplement (each such period an "Interest Period" and the first day of any Interest Period an "Interest Reset Date"). The foregoing notwithstanding (i) the interest rate in effect from the Interest Accrual Date to the first Interest Reset Date will be the initial interest rate specified in the applicable Prospectus Supplement (the "Initial Interest Rate"),
(ii) the interest rate in effect for the 15 calendar days prior to any Maturity Date other than the date on which the Debt Security is scheduled to mature (the "Scheduled Maturity Date") will be the interest rate in effect on the fifteenth day preceding such Maturity Date, and (iii) with respect to any Floating Rate Debt Security for which interest is reset daily or weekly, the interest rate in effect for the two-day period immediately preceding any Interest Payment Date will be the interest rate that was in effect on the first day of such two-day period. If any Interest Reset Date for a Floating Rate Debt Security would otherwise be a day that is not a Business Day, such Interest Reset Date will be the next succeeding Business Day, PROVIDED, HOWEVER, that in the case of a Floating Rate Debt Security whose interest rate is determined by reference to LIBOR, if the next succeeding Business Day falls in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

    Interest payments on a Floating Rate Debt Security will be equal to the amount of interest accrued from (and including) the Interest Accrual Date or from (and including) the last date to which interest has been paid, as the case may be, to (but excluding) the applicable Interest Payment Date, except that interest payable on the Maturity Date will include interest accrued to (but excluding) the Maturity Date. If any Interest Payment Date (other than the Maturity Date) for any Floating Rate Debt Security would otherwise be a day that is not a Business Day, the payment of interest that would otherwise be payable on such date will be postponed to the next succeeding Business Day, PROVIDED, HOWEVER, that in the case of a Floating Rate Debt Security whose interest rate is determined by reference to LIBOR, if the next succeeding Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date for any Floating Rate Debt Security falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest, if any, otherwise payable on such date will be postponed to the next succeeding Business Day, and no interest on such payment will accrue as a result of such postponement.

    Accrued interest on a Floating Rate Debt Security will be calculated by multiplying the principal amount of such Floating Rate Debt Security by an accrued interest factor. The accrued interest factor will be computed as the sum of the interest factors calculated for each day in the period for which interest is being paid. The interest factor for any day in such period will be computed by dividing the interest rate in effect on such day by 360, or as otherwise specified in the applicable Prospectus Supplement.

    Upon the request of the holder of any Floating Rate Debt Security, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date.

GLOBAL DEBT SECURITIES

    Upon issuance, all Global Debt Securities having the same original issue date, Stated Maturity and otherwise having identical terms and provisions will be represented by a single global security (each, a "Global Security"); PROVIDED, HOWEVER, that if by reason of the foregoing, a single Global Security would exceed $400,000,000 in aggregate principal amount, one Global Security will be issued to represent each $400,000,000 of aggregate principal amount and an additional Global Security will be issued to represent any remaining principal amount. Each Global Security representing Global Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC") or with any other depositary appointed by the Company (DTC or such other depositary, "the Depositary"). Except as set forth below, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

    The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact DTC or its participants directly to discuss these matters.

    DTC, New York, New York will be the initial Depositary with respect to the Global Debt Securities. DTC has advised the Company that it is a limited-purpose trust company organized under the Laws of the State of New York, a "banking organization" within the meaning of the Laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the clearance and settlement of securities transactions among its Participants, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of the Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, securities brokers and dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

    Purchases of Global Debt Securities under DTC's book-entry system must be made by or through Participants, which will receive a credit for the Debt Securities on the records of DTC. The ownership interest of each actual purchaser of each Global Debt Security (the "Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Debt Securities will be effected only through entries made on the books of Participants acting on behalf of Beneficial Owners. For every transfer and exchange of the Global Debt Securities, the Beneficial Owner may be charged a sum sufficient to cover such allocable share of any tax, fee or other governmental charge required to be paid with respect thereto. Beneficial Owners will not receive certificates representing their ownership interests in the Global Debt Securities, except in the event that use of the book-entry system for the Global Debt Securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

    To facilitate subsequent transfers, all Global Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Debt Securities; DTC's records reflect only the identity of the Participants to whose accounts such Global Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Global Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, Beneficial Owners of a Global Security or Securities will not be entitled to have Global Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Global Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a Participant or Indirect Participant, on the procedures of the Participants or Indirect Participants through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in such Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or to take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Payments of principal of and interest, if any, on the Global Debt Securities represented by a Global Security will be made to DTC or its nominee, Cede & Co., as registered owner of the Global Debt Securities, then paid by DTC to the Participants and thereafter paid by the Participants and Indirect Participants to the Beneficial Owners. DTC's practice is to credit the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Security as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants and Indirect Participants and not of DTC, the Trustee or the Company, subject to any statutory and regulatory requirements as may be in effect from time to time. No assurances can be provided that in the event of bankruptcy or insolvency of DTC, a Participant or Indirect Participant through which a Beneficial Owner holds interests in the Global Debt Securities, payment will be made by DTC, the Participant or the Indirect Participant on a timely basis.

    Redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Participant in such issue to be redeemed.

    DTC may determine to discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable written notice to the Trustee and the Company and discharging its responsibilities under applicable law. In addition, the Company at its sole discretion may terminate the services of DTC (or substitute depositary or its successor) with respect to the Debt Securities.

    The Company and the Trustee will not have any responsibility or obligation to Participants, to Indirect Participants or to any Beneficial Owner with respect to (i) accuracy of any records maintained by DTC, any Participant or any Indirect Participant; (ii) the payment by DTC or any Participant or Indirect Participant of any amount with respect to the principal of, or premium, if any, or interest on the Debt Securities; (iii) the timely exercise by DTC, any Participant or any Indirect Participant of any directions of a Beneficial Owner with respect to any tender or election not to tender Debt Securities; (iv) any notice which is permitted or required to be given under the Indenture; (v) the selection by DTC, any Participant or any Indirect Participant of any person to receive payment in the event of a partial redemption of the Debt Securities; or
(vi) any consent given or other action taken by DTC as the registered owners of the Debt Securities.

    In addition to any reason specified in the applicable Prospectus Supplement, if at any time: (i) DTC is unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, or
(ii) the Company determines in its discretion not to have the Global Debt Securities represented by the Global Security or Securities and delivers to the Trustee an order to such effect, then the Global Security or Securities will be exchangeable for certificates registered in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Debt Securities shall be registered in such name or names as DTC shall instruct the Trustee. It is expected that such instructions may be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in Global Securities.

CERTAIN COVENANTS

    LIMITATION ON LIENS

    The Company shall not create, assume or suffer to exist any Lien on any Restricted Property to secure any Debt of the Company, any Subsidiary or any other person, or permit any Subsidiary so to do, without securing the Debt Securities having the benefit of this covenant by such Lien equally and ratably with (or prior to) such Debt for so long as such Debt shall be so secured, subject to the following exceptions: (a) with respect to any series of Debt Securities, Liens existing on the date of issuance of such series; (b) Liens on Restricted Property of corporations at the time they become Subsidiaries; (c) Liens existing on Restricted Property when acquired by the Company or any Subsidiary (including through merger or consolidation); (d) Liens to secure Debt incurred to finance the purchase price, construction, alteration, repair or improvement of Restricted Property; (e) Liens securing Debt of a Subsidiary owing to the Company or another Subsidiary; (f) Liens securing industrial development, pollution control, or similar revenue bonds or in favor of governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of law; (g) Liens (i) to secure the payment of all or any part of the purchase price of any Restricted Property or the cost of construction, installation, renovation, improvement or development thereon or thereof or (ii) to secure any Debt incurred prior to, at the time of, or within 360 days after the later of the acquisition, the completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property for the purpose of financing all or any part of the purchase price or cost thereof; (h) Liens otherwise prohibited by this covenant, securing Debt which, together with the aggregate outstanding principal amount of all other Debt of the Company and its Subsidiaries owning Restricted Property which is secured by Liens that would otherwise be prohibited by this covenant and the Value of Sale and Leaseback Transactions effected in accordance with this clause
(h), does not exceed 10% of Consolidated Net Tangible Assets; and (i) any extension, renewal or refunding of any Liens referred to in the foregoing clauses; provided, however, that in the case of this clause (i), the principal amount of Debt secured thereby shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    The Company shall not, and shall not permit any Subsidiary to, enter into any Sale and Leaseback Transaction unless (a) the Company or such Subsidiary would be entitled under the provisions described above under "Limitations on Liens" to incur Debt in a principal amount equal to the Value of such Sale and Leaseback Transaction, secured by Liens on the facilities to be leased, without equally and ratably securing the Debt Securities having the benefit of this covenant, or (b) the Company or such Subsidiary, during the six months following the effective date of such Sale and Leaseback Transaction, applies an amount equal to the Value of such Sale and Leaseback Transaction to the acquisition of Restricted Property or to the retirement of Debt Securities or Funded Debt, whether by redemption, defeasance, repurchase or otherwise, and after crediting to the amount applied pursuant to this provision the principal amount of any Debt Securities or Funded Debt retired or delivered to the Trustee for retirement and cancellation during the six months immediately following the effective date of such Sale and Leaseback Transaction.

CERTAIN DEFINITIONS

    "ACTUAL/ACTUAL" means the actual number of days in the applicable Interest Period in respect of which payment is being made divided by 365 (or, if any portion of the applicable Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the applicable Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the applicable Interest Period falling in a non-leap year divided by
365). See also "Actual/360", "Actual/365 (Fixed)", "Bond Basis", and "Eurobond Basis."

    "ACTUAL/360" means the actual number of days in the applicable Interest Period in respect of which payment is being made divided by 360. See also "Actual/Actual", "Actual/365 (Fixed)", "Bond Basis", and "Eurobond Basis."

    "ACTUAL/365"--see "ACTUAL/ACTUAL".

    "ACTUAL/365 (FIXED)" means the actual number of days in the applicable Interest Period in respect of which payment is being made divided by 365. See also "Actual/Actual", "Actual/360", "Actual/365 (Fixed)", "Bond Basis", and "Eurobond Basis."

    "BOND BASIS" means the number of days in the applicable Interest Period in respect of which payment is being made divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months (unless
(i) the last day of the applicable Interest Period is the 31st day of a month but the first day of the applicable Interest Period is a day other than the 30th or 31st day of a month, in which case the months that include that last day shall not be considered to be shortened to a 30-day month, or

(ii) the last day of the applicable Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

    "CD RATE" with respect to any Interest Determination Date means the rate set forth in H.15(519) for the period for the specified Index Maturity under the caption "CDs (Secondary Market)". If such rate does not appear in H.15(519) by 9:00 a.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the rate set forth in Composite 3:30 P.M. Quotations for U.S. Government Securities for such Interest Determination Date for the Index Maturity under the caption "Certificates of Deposit". If such rate does not appear in either H.15(519) or Composite 3:30 P.M. Quotations for U.S. Government Securities by 3:00 p.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the arithmetic mean of the secondary market offered rates of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City as of 10:00 a.m., New York City time, for such Interest Determination Date for negotiable U.S. dollar certificates of deposit of major United States money market banks with a remaining maturity closest to the Index Maturity and in an amount that is representative for a single transaction in the relevant market at the relevant time.

    "CALCULATION DATE" when used with respect to any Interest Determination Date means the date by which the applicable interest rate must be determined, which date will be the earlier of (i) the tenth calendar day following such Interest Determination Date or, if such date is not a Business Day, the first Business Day occurring after such 10-day period and (ii) the Business Day immediately preceding the applicable Interest Payment Date or Maturity Date, as the case may be.

    "COMMERCIAL PAPER RATE" with respect to any Interest Determination Date means the Money Market Yield (see below) of the rate set forth in H.15(519) for that day opposite the Index Maturity under the caption "Commercial Paper". If such rate does not appear in H.15(519) by 9:00 am., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Money Market Yield of the rate set forth in Composite 3:30 P.M. Quotations for U.S. Government Securities for such Interest Determination Date in respect of the Index Maturity under the caption "Commercial Paper" (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If such rate does not appear in either H.15(519) or Composite 3:30 P.M. Quotations for U.S. Government Securities by 3:00 p.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Money Market Yield of the arithmetic mean of the offered rates of three leading dealers of U.S. commercial paper in New York City as of 11:00 a.m., New York City time, for such Interest Determination Date for U.S. dollar commercial paper of the Index Maturity placed for industrial issuers whose bond rating is "AA" or the equivalent from a nationally recognized rating agency.

    "COMPOSITE 3:30 P.M. QUOTATIONS FOR U.S. GOVERNMENT SECURITIES" means the daily statistical release designated as such, or any successor publication, published by the Federal Reserve Bank of New York.

    "CONSOLIDATED NET TANGIBLE ASSETS" means, with respect to the Company, the total amount of assets (less applicable valuation allowances) after deducting
(a) all current liabilities (excluding the amount of liabilities which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and
(b) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" means (i) all obligations represented by notes, bonds, debentures or similar evidences of indebtedness; (ii) all indebtedness for borrowed money or for the deferred purchase price of property or services other than, in the case of any such deferred purchase price, on normal trade terms; and (iii) all rental obligations as lessee under leases which shall have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases.

    "EUROBOND BASIS" means the number of days in the applicable Interest Period in respect of which payment is being made divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months, without regard to the date of the first day or last day of the applicable Interest Period unless, in the case of the final applicable Interest Period, the Scheduled Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

    "FEDERAL FUNDS RATE" with respect to any Interest Determination Date means the rate set forth in H.15(519) for that day opposite the caption "Federal Funds (Effective)". If such rate does not appear in H.15(519) by 9:00 am., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the rate set forth in Composite 3:30 P.M. Quotations for U.S. Government Securities for such Interest Determination Date under the caption "Federal Funds/Effective Rate". If such rate does not appear in either H.15(519) or Composite 3:30 P.M. Quotations for U.S. Government Securities by 3:00 p.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Money Market Yield of the arithmetic mean for the last transaction in overnight U.S. dollar Federal Funds by three leading brokers of U.S. dollar Federal Funds transactions in New York City as of 11:00 a.m., New York City time, for such Interest Determination Date.

    "FUNDED DEBT" means Debt of the Company or a Subsidiary owning Restricted Property maturing by its terms one year or more after its creation, Debt directly or indirectly renewable or extendible, at the option of the obligor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of its creation, Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more and Debt classified as long-term debt under generally accepted accounting principles and, in the case of Funded Debt of the Company, ranking at least PARI PASSU with the Debt Securities.

    "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

    "LIBOR" with respect to any Interest Determination Date will be the rate for deposits in U.S. dollars for a period of the Index Maturity that appears on the Telerate Page 3750 as of 11:00 a.m., London Time, on such Interest Determination Date. If such rate does not appear on the specified Telerate Page by 9:00 a.m., New York City time, on such Interest Determination Date, the rate for such Interest Determination Date will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market as of approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market for a period of the Index Maturity commencing on the applicable Interest Reset Date and in an amount that is representative for a single transaction in the relevant market at the relevant time. The Calculation Agent will request the principal London office of each such bank to provide a quotation of its rate. If at least two quotations are provided, the rate for such Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for such Interest Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City as of 11:00 a.m., local time in New York City on such Interest Determination Date to leading European banks for a period of the Index Maturity commencing on such Interest Reset Date and in an amount that is representative for a single transaction in the relevant market at the relevant time.

    "LIEN" means any mortgage, pledge, lien, encumbrance, charge or security interest.

    "MONEY MARKET YIELD" means, in respect of any security with a maturity of nine months or less, the rate for which is quoted on a bank discount basis, a yield (expressed as a percentage) calculated in accordance with the following formula:

    Money Market Yield =    D X 360___        X 100
                           360-(DXM)
where "D" refers to the per annum rate for a security, quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the applicable Interest Period.

    "PRIME RATE" with respect to any Interest Determination Date means the rate set forth in H.15(519) for that day opposite the caption "Bank Prime Loan". If such rate does not appear in H.15(519) by 9:00 a.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen NYMF Page as such bank's prime rate or base lending rate as in effect for that Interest Determination Date as quoted on the Reuters Screen NYMF Page for such Interest Determination Date or, if fewer than four rates appear on the Reuters Screen NYMF Page for such Interest Determination Date, the rate will be the arithmetic mean of the rates of interest publicly announced by three major banks in New York City as its U.S. dollar prime rate or base lending rate as in effect for such Interest Determination Date. Each change in the prime rate or base lending rate of any bank so announced by such bank will be effective as of the effective date of the announcement or, if no effective date is specified, as of the date of the announcement.

    "RESTRICTED PROPERTY" means (a) any individual facility or property, or portion thereof, owned or leased by the Company or any Subsidiary and located within the continental United States of America which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its Subsidiaries taken as a whole, but no such individual facility, property or portion thereof shall be deemed of material importance if its gross book value (before deducting accumulated depreciation) is less than 3% of Consolidated Net Tangible Assets, and (b) any shares of capital stock or indebtedness of any Subsidiary owning any such facility. As of the date of this Prospectus, there are no Restricted Properties.

    "SALE AND LEASEBACK TRANSACTION" means any arrangement with any person pursuant to which the Company or any Subsidiary leases any Restricted Property that has been or is to be sold or transferred by the Company or the Subsidiary to such person, other than (a) leases for a term, including renewals at the option of the lessee, of not more than three years, (b) leases between the Company and a Subsidiary or between Subsidiaries, (c) leases of Restricted Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation, of such Restricted Property, and (d) arrangements pursuant to any provision of law with an effect similar to that under former
Section 168(f)(8) of the Internal Revenue Code of 1954.

    "SUBSIDIARY" means, with respect to any person, a corporation of which a majority of the capital stock having voting power under ordinary circumstances to elect a majority of the board of directors of such corporation is owned by
(i) such person, (ii) such person and one or more Subsidiaries or (iii) one or more Subsidiaries of such person.

    "US TREASURY BILL RATE" with respect to any Interest Determination Date means the rate at which United States Treasury bills are auctioned, as set forth in H.15(519) for that day opposite the Index Maturity under the caption "U.S. Government Security/Treasury Bills/Auction Average (Investment)." If such rate does not appear in H.15(519) by 9:00 am., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Bond Equivalent Yield (as defined below) of the auction average rate for those Treasury bills as announced by the United States Department of the Treasury. If United States Treasury bills of the Index Maturity are not auctioned during any period of seven consecutive calendar days ending on and including any Friday, and a U.S. Treasury Bill Rate would have been available on the applicable Interest Determination Date if such

Treasury bills had been auctioned during that seven day period, an Interest Determination Date will be deemed to have occurred on the day during that seven-day period on which such Treasury bills would have been auctioned in accordance with the usual practices of the United States Department of the Treasury, and the rate for that Interest Determination Date will be the Bond Equivalent Yield of the rate set forth in H.15(519) for that day opposite the Index Maturity under the caption "U.S. Government Securities/ Treasury Bills/Secondary Market". If such interest rate does not appear in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates of three primary United States Government dealers in New York City as of approximately 3:30 p.m., New York City time, for such Interest Determination Date for the issue of United States Treasury bills with a remaining maturity closest to the Index Maturity.

    For the purposes of this definition, the term "Bond Equivalent Yield" is to be calculated in accordance with the following formula:

    Bond Equivalent Yield =    D X N___        X 100
                             360-(D X M)
where "D" refers to the per annum rate for the security, quoted on a bank discount basis and expressed as a decimal, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable Interest Period.

    "VALUE" means, with respect to a Sale and Leaseback Transaction, an amount equal to the present value of the lease payments (after deducting the amount of rent to be received under noncancellable subleases) with respect to the term of the lease remaining on the date as of which the amount is being determined, without regard to any renewal or extension options contained in the lease, discounted at the weighted average interest rate on the Debt Securities of all series (including the effective interest rate on any Original Issue Discount (as that term is defined in the Internal Revenue Code of 1986, as amended) Debt Securities) which are outstanding on the effective date of such Sale and Leaseback Transaction and which have the benefit of the covenant limiting Sale and Leaseback Transactions. "Lease payments" shall be the aggregate amount of the rent payable by the lessee with respect to the applicable period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, water rates and similar charges. If and to the extent the amount of any lease payment during any future period is not definitely determinable under the lease in question, the amount of such lease payment shall be estimated in such reasonable manner as the Board of Directors of the Company may in good faith determine.

MERGERS AND SALES OF ASSETS

    The Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after giving effect to such transaction, no event which is, or after notice or passage of time or both would be, an Event of Default (any such event, a "Default") shall have occurred and be continuing under the Indenture. Upon the assumption of the Company's obligations by a person to whom such properties or assets are conveyed or transferred, the Company shall be discharged from all obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

    The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing as described below, with respect to each series of the Debt Securities outstanding thereunder individually, the Trustee or the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal amount (or, if any of the Debt Securities of such series are Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of the Debt Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind such a declaration.

    Under the Indenture, an Event of Default is defined as, with respect to each series of Debt Securities outstanding thereunder individually, any of the following: (i) default in payment of the principal of any Debt Security of such series; (ii) default in payment of any interest on any Debt Security of such series when due, continuing for 30 days, PROVIDED, however, that holders of 75% of the then outstanding Debt Securities of such series shall not have consented to a postponement of such payment; (iii) default in payment of any sinking fund or purchase fund installment or analogous obligation, if any, on any Debt Security of such series when due, continuing for 30 days; (iv) failure by the Company to comply with its other agreements in respect of any Debt Securities of such series upon the receipt by the Company of notice of such Default given as specified in the Indenture and the Company's failure to cure such Default within 90 days after receipt by the Company of such notice; (v) acceleration of any indebtedness for money borrowed by the Company in an aggregate principal amount exceeding $50 million under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not annulled, or such indebtedness is not discharged, within 30 days after written notice as provided in the Indenture; (vi) certain events of bankruptcy or insolvency with respect to the Company; and (vii) any other Event of Default set forth in an applicable Prospectus Supplement.

    The Trustee shall give notice to holders of the Debt Securities of any continuing Default known to the Trustee within 90 days after the occurrence thereof; PROVIDED, that the Trustee may withhold such notice, as to any Default other than a payment Default, if it determines in good faith that withholding the notice is in the interests of the holders.

    The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series; PROVIDED that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. With respect to each series of Debt Securities, no holder will have any right to pursue any remedy with respect to the Indenture or the Debt Securities, unless (i) such holder shall have given the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series; (ii) the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

    Notwithstanding the foregoing, the right of any holder of any Debt Security or coupon to receive payment of the principal of and interest in respect of such Debt Security or payment of such coupon on the date specified in such Debt Security or coupon representing such installment of interest as the fixed date on which an amount equal to the principal of such Debt Security or an installment of principal thereof or interest thereon is due and payable (the "Stated Maturity" or "Stated Maturities") or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive an existing Default with respect to such series and its consequences, other than (i) any Default in any payment of the principal of, or interest on, any Debt Security of such series or (ii) any

Default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each outstanding Debt Security of such series affected as described below under "Modification and Waiver."

    The Indenture provides that the Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers' certificate stating whether or not the signers know of any Default that occurred during such period.

MODIFICATION AND WAIVER

    The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Debt Securities or any related coupons (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Debt Securities of any series or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Debt Securities;
(iii) to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions (including restrictions relating to payment in the United States) on the payment of principal of or interest, if any, on bearer securities, to permit bearer securities to be issued in exchange for registered securities, to permit bearer securities to be issued in exchange for bearer securities of other authorized denominations or to permit the issuance of Debt Securities in uncertificated form; (iv) to establish the form or terms of Debt Securities of any series or coupons as permitted by the Indenture; (v) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;
(vi) to cure any ambiguity, defect or inconsistency, PROVIDED that such action shall not adversely affect the interests of any holder of any such Debt Securities; (vii) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Debt Securities), PROVIDED that any such addition, change or elimination neither (a) applies to any Debt Security of any series created prior to the execution of such supplemental indenture and is entitled to the benefit of such provision nor
(b) modifies the rights of the holder of any such Debt Securities with respect to such provision; (viii) to secure the Debt Securities; or (ix) to make any other change that does not adversely affect the rights of any holder of any such Debt Securities.

    The Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by such supplemental indenture, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Debt Securities or modify in any manner the rights of the holders of the Debt Securities of such series and any related coupons under the Indenture; PROVIDED that no such supplemental indenture will, without the consent of the holders of at least 75% of the outstanding Debt Securities affected thereby, extend the time for payment of any installment of interest payable with respect to such Debt Securities; PROVIDED, further, that no such supplemental indenture will, without the consent of the holder of each such outstanding Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of principal on, any such Debt Security or any premium payable upon redemption thereof, or reduce the amount of principal of any Debt Security that is a Discount Security and that would be due and payable upon declaration of acceleration of maturity thereof; (ii) reduce the principal amount of, or the rate of interest on, any such Debt Security;
(iii) change the place or currency of payment of principal or interest, if any, on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;
(v) reduce the above-stated percentage of holders of Debt Securities of any series necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Debt Securities of any series necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Debt Securities of such series.

DISCHARGE AND DEFEASANCE

    Unless otherwise indicated in an applicable Prospectus Supplement, the Indenture provides that the Company may satisfy and discharge obligations thereunder with respect to the Debt Securities of any series by delivering to the Trustee for cancellation all outstanding Debt Securities of such series or depositing with the Trustee, after such outstanding Debt Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Debt Securities of such series and paying all other sums payable under the Indenture with respect to such series.

    In addition, unless otherwise indicated in an applicable Prospectus Supplement, the Indenture provides that: the Company (a) shall be discharged from its obligations in respect of the Debt Securities of such series ("defeasance and discharge"), or (b) may cease to comply with certain restrictive covenants ("covenant defeasance") including those described under "Mergers and Sales of Assets" and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case at any time prior to the Stated Maturity or redemption thereof, when the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency or currency unit in which the Debt Securities are denominated to pay the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, (ii) such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series or (iii) any combination thereof. Such defeasance and discharge and covenant defeasance are conditioned upon, among other things, the Company's delivery of (x) an opinion of counsel that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance and, such holders will be subject to tax on the same amounts, in the same manner and at the same times as if no defeasance and discharge or covenant defeasance, as the case may be, had occurred and (y) an officer's certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance and discharge or covenant defeasance, as the case may be, have been complied with. Upon such defeasance and discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment.

THE TRUSTEE

    The Trustee will be permitted to engage in other transactions with the Company and its subsidiaries; however, if the Trustee acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939, it must eliminate such conflict or resign. An affiliate of the Trustee is a lender under the Company's bank credit facility.

                              PLAN OF DISTRIBUTION

    The Company may sell the Debt Securities directly or through agents, underwriters or dealers.

    Offers to purchase Offered Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. The Company may also sell Offered Securities to an agent as principal. Agents may be entitled to, under agreements which may be entered into with the Company, indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If any underwriters are utilized in the sale of Offered Securities in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    Offered Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Offered Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

    The Offered Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given that there will be a market for any of the Debt Securities.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Debt Securities being offered hereby will be passed upon for the Company by Matthew M. Preston, Esq., Vice President and Assistant General Counsel of the Company, and Mayer, Brown & Platt, Chicago, Illinois. Mr. Preston beneficially owns, and has rights to acquire under employee stock options, an aggregate of less than 1% of the outstanding common stock of Tricon.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 30, 2000 and December 25, 1999 and for each of the years in the three-year period ended December 30, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                               INSIDE BACK COVER

                    A & W                                           KFC
              All American Food                                   [LOGO]
                   [LOGO]
                                     Long John Silver's
                                           [LOGO]
                  Pizza Hut                                      Taco Bell
                   [LOGO]                                         [LOGO]

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                                  $350,000,000

                               YUM! BRANDS, INC.

                            % SENIOR NOTES DUE 2012

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                               [YUM! BRANDS LOGO]

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                    P R O S P E C T U S  S U P P L E M E N T
                                          , 2002

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                              SALOMON SMITH BARNEY
                                    JPMORGAN
                           CREDIT LYONNAIS SECURITIES
                                      HSBC
                           SUNTRUST ROBINSON HUMPHREY
                         BANC ONE CAPITAL MARKETS, INC.
                           A.G. EDWARDS & SONS, INC.

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